SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-36615

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I

REGISTRANT INFORMATION

GWG Holdings, Inc.
Full name of registrant

Former name if applicable

325 N. St. Paul Street, Suite 2650
Address of principal executive office (Street and number)

Dallas, Texas 75201
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

GWG Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period because the Company has been dissolved and all securities of the Company have been cancelled in connection with the Company’s emergence from certain bankruptcy proceedings, described in further detail below.

On April 20, 2023, the Company and certain of its subsidiaries (collectively, the “Debtors”) filed a voluntary petition for reorganization under chapter 11 of title 11 of the U.S. Bankruptcy Code (the “Code”) in the Bankruptcy Court for the Southern District of Texas (the “Court”). On June 20, 2023, the Court entered a confirmation order (Dkt. No. 1952) under the Code, confirming the Debtors’ Further Modified Second Amended Joint Chapter 11 Plan, Submitted by the Debtors, the Bondholder Committee, and L Bond Management, LLC as Co-Proponents (Dkt. No. 1678) (the “Plan”). On August 1, 2023, the Plan became effective (the “Effective Date”). On the Effective Date, pursuant to the Plan, the Company was dissolved, all securities of the Company were cancelled, and substantially all assets of the Company were transferred to liquidating trusts in accordance with the Plan.

The Company intends to file a Form 15 with the Securities and Exchange Commission to provide notice of the suspension of its reporting obligations under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), when permitted by applicable law. Upon filing a Form 15, the Company will cease filing any further periodic reports under the Exchange Act.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth C. Freeman	832	779-3580
(Name)	(Area Code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 for the reasons stated in its Form 12b-25, Notification of Late Filing, filed with the Securities and Exchange Commission on December 9, 2022.

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2022 for the reasons stated in its Form 12b-25, Notification of Late Filing, filed with the Securities and Exchange Commission on March 31, 2023.

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 for the reasons stated in its Form 12b-25, Notification of Late Filing, filed with the Securities and Exchange Commission on May 15, 2023.

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 for the reasons stated in its Form 12b-25, Notification of Late Filing, filed with the Securities and Exchange Commission on August 14, 2023.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

        As noted above, the Company has dissolved, substantially all of its assets have been transferred to liquidating trusts and all of its securities have been cancelled.

GWG Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2023	By:	/s/ Elizabeth C. Freeman
	Name:	Elizabeth C. Freeman
	Title:	Authorized Signatory

  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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